UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

JMU Limited

(Name of Issuer)

Ordinary Shares, par value US$0.00001 per share

(Title of Class of Securities)

98212L 101(1)

(CUSIP Number)

Haohan Xu

12 East 49 Street, 17th Floor, New York, New York 10017

Phone: (617) 922-9896

With a copy to:

Zheng Zha

DaHui Lawyers

Suite 3720 China World Tower A

1 Jianguomenwai Avenue

Beijing 100004, China

(86 10) 6535 5888

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

April 18, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1) This CUSIP number applies to the Issuer’s American Depositary Shares, each representing 180 ordinary shares of the Issuer.

CUSIP No. 98212L 101	13D	Page 2 of 4 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Haohan Xu
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER

378,642,516
	8.	SHARED VOTING POWER

00,000
	9.	SOLE DISPOSITIVE POWER

378,642,516
	10.	SHARED DISPOSITIVE POWER

00,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

378,642,516
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

25.64%(2)
14.	TYPE OF REPORTING PERSON (see instructions)

IN

(2) Calculated based on the number in Row 11 above divided by 1,476,866,650 Ordinary Shares, as reported in the Issuer’s financial results for the third quarter fiscal year 2018 included as an exhibit to the Issuer’s report on Form 6-K furnished to the Commission on November 30, 2018.

CUSIP No. 98212L 101	13D	Page 3 of 4 Pages

Item 1.  Security and Issuer.

This statement on Schedule 13D (this “Statement”) relates to the ordinary shares, par value $0.00001 per share (the “Ordinary Shares”), of JMU Limited, a company organized under the laws of the Cayman Islands (the “Issuer”), whose principal executive offices are located at North Guoquan Road 1688 Long, No. 75, Building A8, 6F, Yangpu District, Shanghai, People’s Republic of China.

The Issuer’s American depositary shares, each representing one-hundred and eighty Ordinary Shares, are listed on the NASDAQ Global Market under the symbol “JMU.” The Reporting Person (as defined below), however, only beneficially own the Ordinary Shares.

Item 2.  Identity and Background.

(a) This Statement is being filed by Haohan Xu, a citizen of the United States of America (the “Reporting Person”).

(b) The principal business address of the Reporting Person is 12 East 49 Street, 17th Floor, New York, New York 10017.

(c) The Reporting Person is not employed by any corporation or other entity currently.

(d)-(e) During the last five years, the Reporting Person has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) See Item 2(a).

Item 3.  Source or Amount of Funds or Other Consideration.

The Reporting Person and four prior shareholders of the Issuer entered into four share transfer agreements respectively on April 8, 2019 (together, the “Share Transfer Agreements”), pursuant to which, Haohan Xu will purchase 378,642,516 Ordinary Shares of the Issuer with a total purchase price of US$ 212,040 from the four prior shareholders.

The source of funds for Haohan Xu’s acquisition of beneficial ownership of the Ordinary Shares is personal funds of Haohan Xu.

The description of the Share Transfer Agreements is qualified in its entirety by reference to Exhibit 99.1 to Exhibit 99.4, which are incorporated herein by reference.

Item 4.  Purpose of Transaction.

The information set forth in Items 3 and 5 is hereby incorporated by reference in its entirety in this Item 4.

The Reporting Person acquired approximately 25.64% of the Issuer’s outstanding Ordinary Shares pursuant to the Share Transfer Agreements on April 18, 2019, for investment purposes. Consistent with such purposes, and subject to the limitations, rules and requirements under applicable law, limitations under the charter and bylaws of the Issuer, the Reporting Person, as a shareholder of the Issuer, may engage in communications with, without limitation, management of the Issuer, one or more members of the board of directors of the Issuer, other shareholders of the Issuer and other relevant parties, and may make suggestions, concerning the business, assets, capitalization, financial condition, operations, governance, management, prospects, strategy, strategic transactions, financing strategies and alternatives, and future plans of the Issuer, and such other matters as the Reporting Person may deem relevant to their investment in the Issuer.

Although the Reporting Person has no present agreement to acquire additional securities of the Issuer, he intends to review his investment on a regular basis and, as a result thereof and subject to the terms and conditions of the transaction documents described in the Statement, may at any time or from time to time determine, either alone or as part of a group, (i) to acquire additional securities of the Issuer, through open market purchases, privately negotiated transactions or otherwise, (ii) to dispose of all or a portion of the securities of the Issuer owned by him in the open market, in privately negotiated transactions or otherwise or (iii) to take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results described in the next paragraph of this Item 4. Any such acquisition or disposition or other transaction would be made in compliance with all applicable laws and regulations and subject to the restrictions on transfers set forth in the transaction documents described in the Statement. Notwithstanding anything contained herein, the Reporting Person specifically reserves the right to change his intention with respect to any or all of such matters. In reaching any decision as to his course of action (as well as to the specific elements thereof), the Reporting Person currently expects that he would take into consideration a variety of factors, including, but not limited to, the following: the Issuer’s business and prospects; other developments concerning the Issuer and its businesses generally; other business opportunities available to the Reporting Person; changes in law and government regulations; general economic conditions; and money and stock market conditions, including the market price of the securities of the Issuer. Except as set forth in this Item 4, the Reporting Person has no present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

CUSIP No. 98212L 101	13D	Page 4 of 4 Pages

Item 5.  Interest in Securities of the Issuer.

The responses to Items 2, 4 and 6, and rows (7) through (13) of the cover page of this Statement are hereby incorporated by reference in their entirety in this Item 5.

(a)-(d) The aggregate number of Ordinary Shares and the percentage of total outstanding Ordinary Shares beneficially owned by the Reporting Person after the share transfer transactions pursuant to the Share Transfer Agreements are set forth below. References to percentage ownerships of the Ordinary Shares in this Statement are based on 1,476,866,650 Ordinary Shares, as reported in the Issuer’s financial results for the third quarter fiscal year 2018 included as an exhibit to the Issuer’s report on Form 6-K furnished to the Commission on November 30, 2018.

After the share transfer transactions pursuant to the Share Transfer Agreements, Haohan Xu holds and is deemed to beneficially own 378,642,516 Ordinary Shares, representing approximately 25.64% of the Issuer’s outstanding Ordinary Shares.

(e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

N/A

Item 7.  Material to Be Filed as Exhibits.

Exhibit 99.1. Share Transfer Agreement, dated as of April 8, 2019, by and between Haohan Xu and Markland (Hong Kong) Investment Limited.

Exhibit 99.2. Share Transfer Agreement, dated as of April 8, 2019, by and between Haohan Xu and Universal Hunter (BVI) Limited.

Exhibit 99.3. Share Transfer Agreement, dated as of April 8, 2019, by and between Haohan Xu and Vertical Channel Limited.

Exhibit 99.4. Share Transfer Agreement, dated as of April 8, 2019, by and between Haohan Xu and Zhejiang Sunward Fishery Restaurant Group Share Co., Ltd.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 24, 2019

Haohan Xu

/s/ Haohan Xu
Haohan Xu